# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SharonAI Holdings Inc., CIK 0002068385
CUSIP: 778920306
Title of class of securities: Class A Ordinary Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o SharonAI Holdings Inc., 745 Fifth Avenue, Suite 500, New York, New York (NY), 10151
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001850349
Persons authorized to receive notices and communications: James Manning, c/o SharonAI Holdings Inc., 745 Fifth Avenue, Suite 500, New York, New York (NY), 10151, (347) 212-5075

## Reporting persons
- James Edward Manning (CIK 0001850349): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 1,442,696; sole dispositive power 0; shared dispositive power 1,442,696; aggregate amount beneficially owned 1,442,696 (8.95% of the class)
  Comment: (1) The reported number of shares reported on Columns 8, 10, and 11 above consist of: (i) 2,536 shares of Class A Ordinary Common Stock directly held by Defender Capital Pty Ltd, (ii) 333,213 shares of Class A Ordinary Common Stock directly held by MCH Equities Pty Ltd ATF MCH Equities Fund, (iii) 984,959 shares of Class A Ordinary Common Stock directly held by Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust, and (iv) 121,988 shares of Class A Ordinary Common Stock underlying restricted stock units that are currently exercisable or will vest within 60 days of March 13, 2026. Mr. Manning also beneficially owns 45,447 shares of Class B Super Common Stock that are directly held by MG No.1 Pty Ltd.
  
  (2) The percentage reported in row 13 above is calculated with a numerator of 1,442,696 shares beneficially owned by the reporting person and a denominator of 16,120,818 shares consisting of (i) 15,998,830 shares of Class A Ordinary Common Stock outstanding as of March 13, 2026, and (ii) 121,988 shares of Class A Ordinary Common Stock underlying restricted stock units that are currently exercisable or will vest within 60 days of March 13, 2026.
- Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 984,959; sole dispositive power 0; shared dispositive power 984,959; aggregate amount beneficially owned 984,959 (6.16% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 984,959 shares beneficially owned by the reporting person and a denominator of 15,998,830 shares of Class A Ordinary Common Stock outstanding as of March 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Common Stock, par value $0.0001 per share
Name of issuer: SharonAI Holdings Inc.
Address of issuer's principal executive offices: c/o SharonAI Holdings Inc., 745 Fifth Avenue, Suite 500, New York, New York (NY), 10151

## Item 2. Identity and Background
Name of person filing: This Statement is being filed jointly on behalf of (i) James Manning and (ii) Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust (the "Trust" and together with Mr. Manning, the "Reporting Persons"). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The business address of each of the Reporting Persons is c/o SharonAI Holdings, Inc., 745 Fifth Avenue, Suite 500, New York, NY 10151.
Present principal occupation or employment: James Manning is the Chief Executive Officer and a director of the Issuer. Mr. Manning's spouse is the sole director of Manning Family Holdings Pty Ltd, the trustee and sole shareholder of the Trust and Mr. Manning is within the class of beneficiaries of the Trust.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Mr. Manning is a citizen of Australia. The trust is organized under the laws of Australia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The reported shares represent: (i) shares obtained upon the conversion of shares of SharonAI, Inc. Series B Preferred Stock in connection with the business combination transaction by and among Roth CH Holdings, Inc. (later renamed SharonAI Holdings Inc.), Roth CH Acquisition Co., Roth CH Merger Sub, Inc. and SharonAI Inc. ("Business Combination"), which closed on December 17, 2025, (ii) shares obtained upon the conversion of shares of SharonAI, Inc. Common Stock in connection with the Business Combination, (iii) shares obtained upon the conversion of a convertible promissory notes, and (iv) shares underlying unsettled RSU equity awards.

## Item 4. Purpose of Transaction
Purpose of transaction: The Class A Ordinary Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Class A Ordinary Common Stock from time to time. However, the Class A Ordinary Common Stock are currently subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover pages for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages for each Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Issuer's subsidiaries, SharonAI Inc. ("SAI") and SharonAI Pty Ltd ("SAIPL"), have entered into an independent contractor agreement-corporate with Mr. Manning and Manning Group Pty Ltd ATF MG Office Trust ("Manning Consulting Agreement"). Pursuant to the Manning Consultant Agreement, Mr. Manning, the Issuer's Chief Executive Officer and director and greater than 10% stockholder, as the key person, provides certain services to the Issuer and its subsidiaries relating to commercial opportunity development, discovery of future data center sites, future data center acquisition and construction advisory, transaction advisory services and key relationship introduction and development. In consideration for these services, Manning Group Pty Ltd ATF MG Office Trust is entitled to receive an annual remuneration of AUD$334,500 (approximately $211,000 based on a conversion rate of $1.00AUD to $0.63USD), exclusive of Australian goods and services taxes. The Manning Consulting Agreement has an ongoing term that can be terminated by either side upon three (3) months' notice.

Mr. Manning was a shareholder of Alternative Asset Management Pty Ltd/ SAIPL prior to SAI's acquisition of all of the shares of SAIPL on April 29, 2024. In consideration for his shares of SAIPL, Mr. Manning was issued 70,000 shares of SAI common stock at a fair value of $70,000.

Mr. Manning was a unitholder of Digital Income Fund Pty Ltd ("DIF") prior to SAIPL acquiring the assets of DIF on April 29, 2024. In consideration for the assets of DIF, DIF was issued 55,000 shares of SAI common stock, 17,600 shares of which were transferred to Mr. Manning upon DIF's liquidation. The 17,600 shares were issued at a fair value of $390,016.

Mr. Manning was a shareholder of Distributed Storage Solutions Limited ACN 646 979 222 ("DSS") prior to SAI's acquisition of DSS in June of 2024. In consideration for his shares of DSS, Mr. Manning was issued 49,215 shares of SAI common stock at a fair value of $1,919,366.

During 2024, the Issuer and its subsidiaries (or their predecessors) paid storage services expense to Flynt ICS Pty Ltd ("Flynt"). Flynt is partially owned by Mr. Manning. For the year ended December 31, 2024, the Issuer and its subsidiaries (or their predecessors)paid Flynt $167,638 in services expenses.

Between January 2024, and May 2024, SAI received approximately $419,590 in outstanding loans from various entities affiliated with members of SAI's management and board of directors, including: (a) Woodville Super Pty Ltd, an affiliate of James Manning, Director; and (b) Manning Capital Holdings Pty Ltd, an affiliate of James Manning, Director. These debts were converted into equity of SharonAI as part of a private placement conducted by SharonAI at the same price that stock was sold to other investors in the offering.

On December 17, 2025, all of the outstanding securities of SAI, including Mr. Manning's shares of SAI common stock, were exchanged for securities of the Issuer as part of a business combination transaction in which SAI became a wholly-owned subsidiary of the Issuer.

Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust is subject to a lock-up agreement restricting its disposition of all of its shares of Class A Ordinary Common Stock until March 17, 2026, and then 50% of its shares of Class A Ordinary Common Stock until June 15, 2026.

James Manning is subject to a lock-up agreement restricting his disposition of all of his shares of Class A Ordinary Common Stock until May 20, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated March 28, 2026

## Signatures
- James Edward Manning: /s/ James Manning, James Manning (03/30/2026)
- Manning Capital Holdings Pty Ltd ATF The Manning Capital Holdings Unit Trust: /s/ Louise Manning, Louise Manning, Director (03/30/2026)